Room 4561
				May 19, 2005



Robert M. Lewis
Chief Financial Officer
Imergent, Inc.
754 East Technology Avenue
Orem, UT 84097

RE:	Imergent, Inc.
	Form 10-K for fiscal year ended June 30, 2004
		File No. 000-20190


Dear Mr. Lewis:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited the scope of our review to the matters addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2004

Consolidated Financial Statements
Statement of Operations, page 43

1. Supplementally, tell us how you have considered the disclosure requirements of Rule 5-03(b) of Regulation S-X in disclosing product and service revenues and related costs separately.
Note 2. Summary of Significant Accounting Policies
(d) Accounts Receivables and Allowances, page 46

2. We are aware of certain statements made by your CEO in the First
Albany Sales Force Call held on February 25, 2005 regarding the policies and procedures used to determine your allowances for doubtful accounts. These statements appear to indicate that reserves are consistently recorded at rates in excess of your actual bad debt experience on both your "A" and "B" installment contracts. This practice was characterized by your CEO as "conservative" and he indicated that you "over reserve" and will be able to "add income as we collect more than we`ve reserved for." Specific percentages were provided for the B contracts for which 50% is initially reserved and
56% ultimately collected.
Supplementally, explain to us the meaning of these statements and provide us with any analyses that were prepared to support the statements. Provide us with your quarterly bad debt analyses used to support reserve levels both internally and to your auditors during each of your last three fiscal years and subsequent interim periods through the date of your response. This information should be provided separately for each of the different categories of contracts. Provide us with information that details the percentage of total revenues reserved for each category of contracts by quarter and your actual collection rates. In addition, present reserves for each category as a percentage of the related gross receivables. Finally, indicate what amounts have been recognized as income due to "over reserving" and whether your auditors considered such amounts, if any, to be audit differences.

3. Regarding the factors considered in determining the amount of the allowance for trade receivables, address the following:
* At what specific stage in the payment process are past due receivables considered delinquent? Address both A and B contracts.
* Are additional allowances that are recorded subsequent to contract inception specific to individual contracts or of a general nature?
* How was the 15% reserve allowance determined as it relates to A contracts?
* How was the 50% reserve allowance determined as it relates to B contracts?
* How do you evaluate the customer`s ongoing ability to re-pay their obligation?
* What specific general economic and industry factors are considered?







4. Provide us with an expanded rollforward of activity within the bad debt allowance that separately identifies amounts attributable to A and B installment contracts. The rollforward should include the beginning balance, reserves added as a result of initially entering into both A and B installment contracts, reserves added as a result of delinquencies, reductions due to charge-offs or recoveries and any other additions or reductions. This expanded information should be supplementally provided quarterly for each fiscal year and interim period under review.

(o) Revenue Recognition, page 50

5. Supplementally, explain how you apply EITF 00-3 to your software arrangements. In this regard, we note that management addressed the nature of your offerings in your analyst call held on March 18, 2005.
During this call, management appeared to make it clear that your software offering is a service and that you sell license rights to use the software, residing on your servers, over the internet. Reconcile this view with your revenue recognition disclosures.

6. Supplementally, explain why you do not consider technical support and periodic upgrades provided at no cost to your customers to be PCS as defined by paragraph 56 of SOP 97-2. In this regard, the discussion during your 2005 conference calls appeared to indicate that customer service is a significant focus of both management and your customers. You indicate that you provide a significant amount of training and customer service. Management highlighted your three customer service departments, telephone support, 24/7 chat and email support and "constant" upgrades that are provided "all the time." Specific examples of significant functionality provided to customers at no cost in the form of upgrades were discussed and referred to as
"customer relationship," "UPS" and "statistics."

7. Supplementally, explain why you do not consider your software and the related hosting service as part of a single multiple-element arrangement. As part of your response, clarify for us the nature of the services provided in exchange for the $150 set-up and hosting fee. In addition, Address each of the factors in AICPA Technical Practice Aid 5100.39 in detail and note that the existence of any of those factors would indicate that your offerings should be accounted for as a single arrangement. Based on your current disclosure, it appears to us that several of these factors may exist.

8. Supplementally, explain to us the nature of your programming services and indicate whether these services are offered as part of your standard customer service, your hosting arrangements or billed separately. In addition, explain how revenue is recognized for these services and refer to the accounting literature that supports your accounting. Note that it is our understanding that these services are different than your mentoring and executive coaching services provided by third parties.

9. Supplementally, explain how you have been able to conclude that collection of each of your B installment contracts was probable, or likely to occur, in order to recognize revenue upon delivery. Provide a detailed explanation of the procedures followed and evidence gathered to support your collection conclusions. In addition, provide us with the typical percentage of potential customers rejected at your seminars based on collectibility concerns. Indicate whether any of these customers were rejected even though they were able to make the required down payment. Describe to us representative examples of customers accepted at the low end of your acceptable credit parameters that did not fulfill their credit obligations and explain how you concluded that collection of these installment contracts was probable, or likely to occur, upon delivery of the software.

10. Supplementally tell us where you have reflected the losses on the sales of the installment contract receivables in your financial statements. Advise us as to the dollar amount of sales and losses recorded in each of the periods presented. Further, tell us the amount of receivables which have been sold and are subject to recourse as of March 31, 2005.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Mark Kronforst at (202) 551-3451, Marc Thomas at
(202) 551-3452 or me at (202) 551-3730 if you have questions regarding these comments.

Very truly yours,



      Craig Wilson
							Senior Assistant Chief
Accountant
??

??

??

??

Imergent, Inc.
May 19, 2005
Page 1 of 5